VIA EDGAR

Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, California 90071

February 26, 2010

Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: PRIMECAP Odyssey Funds – File Nos. 333-117063 and 811-21597

Dear Sir or Madam:

We are attaching for filing on behalf of PRIMECAP Odyssey Funds (“Registrant”) Post-Effective Amendment No. 9 to Registrant’s Registration Statement on Form N-1A pursuant to the Securities Act of 1933, as amended (the “1933 Act”) (Amendment No. 11 to the Registration Statement pursuant to the Investment Company Act of 1940, as amended).

The attached Amendment is being filed for the purpose of updating the financial information and other non-material information contained in the prospectus and statement of additional information currently in effect. As noted on its facing page, the Amendment is being filed under paragraph (b) of Rule 485 under the 1933 Act to become effective on February 26, 2010.  We have assisted in the preparation of the Amendment, and we represent that the Amendment does not contain disclosures which render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Please direct any inquiries regarding this filing to me at (213)680-6477 or Michael Glazer at (213)680-6646.

Very truly yours,

/s/ Laurie A. Dee

Laurie A. Dee
Enclosures